Exhibit 99.1

ICZOOM Group Inc. Regains Compliance with Nasdaq’s Annual Shareholder Meeting Requirement

Hong Kong, August 29, 2024, ICZOOM Group Inc. (Nasdaq: IZM) (the “Company”), a B2B electronic component products e-commerce platform, announced that it has received written notice (the “Compliance Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it has regained compliance with Nasdaq Listing Rules 5620 (the “Annual Shareholder Meeting Requirement”).

As previously announced, on July 9, 2024, the Company received written notice from the Nasdaq notifying the Company that it was not in compliance with Nasdaq Listing Rule 5620(a), which requires that Nasdaq-listed companies hold an annual meeting of shareholders within twelve months of their fiscal year end.

According to the Compliance Notice, as the Company held an annual general meeting of shareholders on August 20, 2024, the staff of Nasdaq determined that the Company has regained compliance with the Annual Shareholder Meeting Requirement, and the matter is closed accordingly.

About ICZOOM Group Inc.

ICZOOM Group Inc. (Nasdaq: IZM) is primarily engaged in sales of electronic component products to customers in Hong Kong and mainland China through its B2B e-commerce platform. These products are primarily used by China based small and medium-sized enterprises (“SMEs”) in the consumer electronic industry, Internet of Things (“IoT”), automotive electronics and industry control segments. By utilizing latest technologies, the Company’s platform collects, optimizes and presents product offering information from suppliers of all sizes, all transparent and available to its SME customers to compare and select. In addition to the sales of electronic component products, the Company also provides services to customers such as temporary warehousing, logistic and shipping, and customs clearance. For more information, please visit the Company’s website: http://ir.iczoomex.com/index.html.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ICZOOM Group Inc.

Investor Relations Department

Email: investors@iczoom.com